United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing

(Amendment No. 0)*
OMB Number 3235-0058	SEC File Number 811-05992	CUSIP Number 47109U104
(Check one):		Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR
	√	Form N-CSR
	For Period Ended:		February 28, 2015
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Items 1, 4, 6

Part I - Registrant Information

JAPAN SMALLER CAPITALIZATION FUND INC
Full Name of Registrant
Japan OTC Equity Fund, Inc.
Former Name if Applicable
Worldwide Plaza, 309 West 49th Street
Address of Principal Executive Office (Street and Number)
New York, NY 10019-7316
City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)
√	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Registrant was advised on April 24, 2015 that its independent public accounting firm is not independent under the SEC's Rules and Regulations as it pertains to the Registrant due to a transaction which occurred in the last quarter of 2014. The Registrant's most recent fiscal year ended on February 28, 2015. The Registrant is examining alternatives available to it under its current circumstances to complete the audit for its most recent fiscal year at the earliest practicable date and to distribute its annual report to stockholders.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification
Amy J. Marose	212	667-1414
(Name)	(Area Code)	(Telephone Number)
  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
Yes	No	√
  If answer is no, identify report(s).
  On April 29, 2015, the Registrant filed a Form 12b-25 notifying the Commission that its Form N-SAR would be filed after the required filing date.
  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes	No	√
  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Japan Smaller Capitalization Fund, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized
Date:	04-30-2015	By /s/	Yutaka Itabashi	Title:	President (Principal Executive Officer)
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).